AMENDMENT TO THE BY-LAWS
                                       OF
                      LEGG MASON TOTAL RETURN TRUST, INC.
                            (Effective May 9, 1997)

         Upon the affirmative vote of a majority of the Board of Directors of Legg Mason Total Return Trust, Inc. ("Corporation"), the Corporation's By-Laws are hereby amended as follows:

         1. Article III, Section 3.09 is hereby amended to provide in its entirety:

                  Section 3.09. Annual and Regular Meetings. The annual meeting of the board of directors for choosing officers and transacting other proper business shall be held at such time and place as the board may determine. The board of directors from time to time may provide by resolution for the holding of regular meetings and fix their time and place within or outside the State of Maryland. Notice of such annual and regular meetings need not be given, provided that notice of any change in the time or place of such meetings shall be sent promptly to each director not present at the meeting at which such change was made in the manner provided for notice of special meetings. Members of the board of directors or any committee designated thereby may participate in a meeting of such board or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time; and participation by such means shall constitute presence in person at a meeting.